Gritstone bio, Inc.

5959 Horton Street, Suite 300

Emeryville, California 94608

November 28, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gritstone bio, Inc.

Registration Statement on Form S-3 (Registration No. 333-268524)

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333- 268524) (the “Registration Statement”) of Gritstone bio, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on December 1, 2022, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014 or Julian Brody at (858) 523-3994.

If you have any questions regarding the foregoing, please do not hesitate to contact Brian Cuneo at (650) 463-3014 or Julian Brody at (858) 523-3994, of Latham & Watkins LLP. Thank you in advance for your consideration.

Sincerely,

GRITSTONE BIO, INC.

By:	/s/ Vassiliki Economides
Name: Vassiliki Economides
Title: Chief Financial Officer

cc:	Brian Cuneo, Latham & Watkins LLP

Julian Brody, Latham & Watkins LLP